Exhibit 99.1
Metastorm Inc. and Subsidiaries
Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

C O N T E N T S

Report of Independent Certified Public Accountants
The Board of Directors of Metastorm Inc.
We have audited the accompanying consolidated balance sheet of Metastorm Inc. (a Maryland Corporation) as of December 31, 2009 , and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metastorm Inc. at December 31, 2009, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Baltimore, Maryland
March 16, 2010

Metastorm Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	December 31,
ASSETS	2010	2009
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$11,234,486	$10,281,161
Accounts receivable, less allowance for doubtful accounts of $93,691 and $152,262, respectively	17,480,533	16,946,724
Deferred tax asset	135,779	—
Prepaid expenses and other current assets	2,116,099	2,546,704

Total current assets	30,966,897	29,774,589

PROPERTY AND EQUIPMENT, net	2,209,191	2,469,770

OTHER ASSETS	699,932	726,420

INTANGIBLE ASSETS, net	5,214,716	10,233,136

GOODWILL	35,235,191	35,235,191

DEFERRED INCOME TAXES	1,000,297	2,621,894

	$75,326,224	$81,061,000

The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	2010	2009
	(Unaudited)
CURRENT LIABILITIES
Accounts payable and accrued expenses	$10,728,578	$8,518,484
Deferred revenue	20,727,915	21,909,690
Capital leases	336,110	287,271
Notes payable	58,336	62,020
Deferred tax liability	—	179,577
Income taxes payable	197,218	53,557

Total current liabilities	32,048,157	31,010,599

LONG-TERM LIABILITIES
Deferred rent	612,025	738,816
Deferred revenue	1,416,055	921,733
Capital leases, less current portion	495,882	419,648
Notes payable, less current portion	48,421	111,227
Other	4,192	4,192

	2,576,575	2,195,616

COMMITMENTS AND CONTINGENCIES	—	—

SERIES AA REEDEEMABLE CONVERTIBLE PREFERRED STOCK, $.01 par value, 58,288,994 shares authorized, 56,786,080 shares issued and outstanding at December 31, 2010 and 2009, respectively, aggregate liquidation preference of $108,537,278 at December 31, 2010	107,726,517	100,919,279

SERIES CC REEDEEMABLE CONVERTIBLE PREFERRED STOCK, $.01 par value, 18,844,221 shares authorized, 18,834,583 shares issued and outstanding at December 31, 2010 and 2009, aggregate liquidation preference of $38,172,623 at December 31, 2010	38,116,354	35,681,989

STOCKHOLDERS’ DEFICIT
Common stock, $.01 par value, 139,523,997 shares authorized, 977,686 shares issued and outstanding at December 31, 2010 and 960,467 shares issued and outstanding at December 31, 2009	9,777	9,605
Accumulated other comprehensive loss	(347,773)	(684,656)
Accumulated deficit	(104,803,383)	(88,071,432)

	(105,141,379)	(88,746,483)

	$75,326,224	$81,061,000

The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010	2009	2008
	(Unaudited)
Revenues
Software licenses	$28,127,942	$22,452,927	$28,074,927
Maintenance and support	28,895,662	26,786,576	23,509,829
Professional services	18,883,954	18,483,463	23,309,035

Total revenues	75,907,558	67,722,966	74,893,791

Cost of revenues
Software licenses (includes amortization expense of intangible assets of $2,730,000, $3,169,668, and $3,856,000, respectively)	3,691,449	5,189,557	4,658,609
Maintenance and support (includes amortization expense of $10,514, $22,691, and $229,352, respectively)	2,172,424	1,897,544	2,229,245
Professional services	17,220,330	15,804,301	19,096,025

Total cost of revenues	23,084,203	22,891,402	25,983,879

Gross profit	52,823,355	44,831,564	48,909,912

Operating expenses
Research and development	11,077,178	9,753,289	10,381,904
Sales and marketing	33,107,744	28,677,038	33,443,418
General and administrative	10,716,566	8,428,012	9,987,440
Write-off of costs related to initial public offering	—	—	1,892,072
Litigation-related expenses	—	1,980,879	1,939,565
Depreciation	1,293,902	1,129,465	1,191,951
Amortization of intangible assets	2,276,000	2,942,000	2,727,000

Total operating expenses	58,471,390	52,910,683	61,563,350

Loss from operations	(5,648,035)	(8,079,119)	(12,653,438)

Other income (expense)
Change in valuation of derivative	—	—	220,240
Interest expense	(67,000)	(94,847)	(283,781)
Interest income	8,271	14,527	163,587
Other	(879,032)	(72,440)	219,723

	(937,761)	(152,760)	319,769

Loss before income taxes	(6,585,796)	(8,231,879)	(12,333,669)

Income tax expense (benefit)	1,353,093	(2,307,010)	(150,529)

Net loss	(7,938,889)	(5,924,869)	(12,183,140)
Accretion of preferred stock and preferred stock dividends	(9,241,631)	(9,460,265)	(9,226,766)

Net loss attributable to common stockholders	$(17,180,520)	$(15,385,134)	$(21,409,906)

The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
Years ended December 31, 2010, 2009 and 2008

				Accumulated		Total
	Common Stock		Additional	Other		Stockholders’
	Number		Paid-in	Comprehensive	Accumulated	Equity
	of Shares	Amount	Capital	Income	Deficit	(Deficit)
Balance at January 1, 2008	28,125	$281	$19,312,102	$423,564	$(69,441,264)	$(49,705,317)
Stock options exercised	1,132,475	11,325	308,448	—	—	319,773
Shares retired for cashless exercise of options	(218,883)	(2,189)	(232,016)	—	—	(234,205)
Accretion of accrued and undeclared dividend on Series AA Redeemable Convertible Preferred Stock and Series CC Redeemable Convertible Preferred Stock	—	—	(8,606,835)	—	—	(8,606,835)
Accretion of accrued Series AA Redeemable Convertible Preferred Stock to redemption value	—	—	(584,241)	—	—	(584,241)
Accretion of issuance costs for Series CC Redeemable Convertible Preferred Stock	—	—	(35,690)	—	—	(35,690)
Stock-based compensation expense	—	—	394,727	—	—	394,727
Comprehensive loss
Net loss in 2008	—	—	—	—	(12,183,140)	(12,183,140)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(852,234)	—	(852,234)

Total comprehensive loss	—	—	—	—	—	(13,035,374)

Balance at December 31, 2008	941,717	9,417	10,556,495	(428,670)	(81,624,404)	(71,487,162)
Stock options exercised	18,750	188	8,438	—	—	8,626
Issuance of Series AA Redeemable Convertible Preferred Stock to restricted stock unit holders, net of shares withheld to satisfy tax obligation of unit holders	—	—	(2,092,204)	—	—	(2,092,204)
Accretion of accrued and undeclared dividend on Series AA Redeemable Convertible Preferred Stock and Series CC Redeemable Convertible Preferred Stock	—	—	(8,527,434)	—	(385,171)	(8,912,605)
Accretion of accrued Series AA Redeemable Convertible Preferred Stock to redemption value	—	—	(384,051)	—	(128,017)	(512,068)
Accretion of issuance costs for Series CC Redeemable Convertible Preferred Stock	—	—	(26,621)	—	(8,971)	(35,592)
Stock-based compensation expense	—	—	465,377	—	—	465,377
Comprehensive loss
Net loss in 2009	—	—	—	—	(5,924,869)	(5,924,869)
Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	(255,986)	—	(255,986)

Total comprehensive loss	—	—	—	—	—	(6,180,855)

Balance at December 31, 2009	960,467	9,605	—	(684,656)	(88,071,432)	(88,746,483)
Stock options exercised (Unaudited)	17,219	172	7,767	—	—	7,939
Accretion of accrued and undeclared dividend on Series AA Redeemable Convertible Preferred Stock and Series CC Redeemable Convertible Preferred Stock (Unaudited)	—	—	—	—	(8,693,971)	(8,693,971)
Accretion of accrued Series AA Redeemable Convertible Preferred Stock to redemption value (Unaudited)	—	—	(448,570)	—	(63,498)	(512,068)
Accretion of issuance costs for Series CC Redeemable Convertible Preferred Stock (Unaudited)	—	—	—	—	(35,593)	(35,593)
Stock-based compensation expense (Unaudited)	—	—	440,803	—	—	440,803
Comprehensive loss (Unaudited)
Net loss in 2010 (Unaudited)	—	—	—	—	(7,938,889)	(7,938,889)
Other comprehensive loss (Unaudited):
Foreign currency translation adjustment (Unaudited)	—	—	—	336,883	—	336,883

Total comprehensive loss (Unaudited)	—	—	—	—	—	(7,602,006)

Balance at December 31, 2010 (Unaudited)	977,686	$9,777	$—	$(347,773)	$(104,803,383)	$(105,141,379)

The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009	2008
	(Unaudited)
Cash flows from operating activities
Net loss	$(7,938,889)	$(5,924,869)	$(12,183,140)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,293,902	1,129,465	1,191,951
Amortization of software development costs	—	20,627	134,525
Amortization of intangible assets	5,016,514	6,134,359	6,812,352
Noncash compensation	—	—	78,688
Deferred rent	(126,791)	(110,777)	(4,184)
Bad debt expense	155,314	191,915	349,207
Loss on disposal of property and equipment	65,656	16,474	5,483
Stock-based compensation expense	440,803	465,377	394,727
Change in fair value of derivative	—	—	(220,240)
Changes in operating assets and liabilities:
Accounts receivable	(914,230)	(325,008)	3,295,166
Prepaid expenses and other current assets	(66,555)	113,273	(1,149,165)
Deferred income taxes	1,158,986	(2,322,501)	(168,518)
Accounts payable and accrued expenses	2,326,859	(3,064,372)	702,112
Income taxes payable	145,092	35,171	(42,043)
Deferred revenue	93,678	5,498,592	4,445,275

Net cash provided by operating activities	1,650,339	1,857,726	3,642,196

Cash flows from investing activities
Purchase of property and equipment	(676,340)	(1,210,712)	(543,960)
Proceeds from sale of property and equipment	3,415	1,650	1,300
Receipt of restricted cash to collateralize letter of credit	—	—	341,068
Cash paid for acquisition, net of cash acquired	—	—	(488,786)
Proceeds from maturity of short-term investments	—	1,248,000	—
Short-term investments purchased	—	—	(1,248,000)

Net cash (used in) provided by investing activities	(672,925)	38,938	(1,938,378)
The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31,
	2010	2009	2008
	(Unaudited)
Cash flows from financing activities
Repayments of borrowings under notes payable	(66,489)	(56,831)	(11,476)
Repayments of capital leases	(338,570)	(372,373)	(277,319)
Proceeds from stock options exercised	7,939	8,625	6,900
Payment of tax obligation for issuance of Series AA Redeemable Convertible Preferred Stock to restricted stock unit holders	—	(960,736)	—

Net cash used in financing activities	(397,120)	(1,381,315)	(281,895)

Effects of exchange rate changes on cash and cash equivalents	373,031	(388,057)	(289,057)

Net increase in cash and cash equivalents	953,325	127,292	1,132,866

Cash and cash equivalents at beginning of year	10,281,161	10,153,869	9,021,003

Cash and cash equivalents at end of year	$11,234,486	$10,281,161	$10,153,869

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$67,000	$94,847	$285,129
Income taxes	(13,393)	79,707	48,801

Supplemental schedule of non-cash investing and financing activities:

Fixed assets purchased under capital leases	$435,257	$225,775	$531,202
Fixed assets purchased under notes payable	—	—	136,690
The accompanying notes are an integral part of these financial statements.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization
Metastorm Inc. (the “Company”) is a global provider of enterprise architecture modeling, business process analysis and business process management software, which we call Metastorm Enterprise, for commercial enterprises (e.g. business services, financial services, healthcare, manufacturing, retail) and federal and state government organizations. This comprehensive suite of software products enables the Company’s customers to understand, analyze, automate and continually improve their business processes. The Company is headquartered in Baltimore, Maryland, and was incorporated September 1996 under the laws of the state of Maryland.
2. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on its historical experience, knowledge of current conditions, and its beliefs on what could occur in the future, given available information. Estimates are used for, but are not limited to, revenue recognition, determination of fair value of stock awards, valuation of goodwill and intangible assets acquired in business combinations, impairment of goodwill and other intangible assets, amortization of intangible assets, contingencies and litigation, allowances for doubtful accounts, accrued liabilities, and income taxes. Actual results may differ from those estimates, and such differences may be material to the consolidated financial statements.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. The Company’s cash equivalents consist of money market accounts on deposit with a bank and are stated at cost, which approximates fair value.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Property and Equipment
Property and equipment is recorded at cost and depreciated using the straight-line method based on estimated useful lives ranging from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the assets.
Deferred Equity Offering Costs
The Company incurred costs in connection with the planned initial public offering of the Company’s common stock during 2008. Effective November 2008, the Company has withdrawn the initial public offering of the Company’s common stock, and the costs were deemed no longer realizable. Costs aggregating $1,892,072 have been expensed in the accompanying consolidated statement of operations for the year ended December 31, 2008.
Financial Instruments
The Company’s financial instruments, including cash and cash equivalents, and certain term notes payable are carried at cost, which approximates their fair value because of the short-term maturity or variable-rate nature of these financial instruments.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Financial Instruments (Continued)
Software Development Costs
In accordance with ASC 985 Software (“Software Topic”), costs incurred for the development of new software products are expensed as incurred until technological feasibility is established, at which time any additional development costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of a working model of the software product that has been tested to be consistent with the product design specifications. Because the Company’s current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no software development costs have been capitalized during the years ending December 31, 2010 and 2009.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Software Development Costs (Continued)
Amortization of software development costs begins upon general release of the software. These costs are amortized on a product-by-product basis using the greater of: (i) the amount computed using the ratio that current gross revenues for each product bear to the total of current and anticipated future revenue for that product, or (ii) the amount computed using the straight-line method over the estimated useful economic life of three years. Amortization expense is included in the cost of license revenue.
Business Combinations
Prior to the adoption of ASC 805 Business Combinations (“Business Combinations Topic”) on January 1, 2009, the Company accounted for business combinations using accounting guidance which required the purchase method of accounting for business combinations. In accordance with this guidance, the Company determined the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company allocated the purchase price of its business combinations to the tangible assets, liabilities and intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values was recorded as goodwill.
The Company must make valuation assumptions that require significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, distribution agreements and discount rates. The Company estimates fair value based upon assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Goodwill and Intangible Assets
Goodwill is not amortized, but rather it is assessed for impairment at least annually. The allocation of the acquisition cost to intangible assets and goodwill therefore could have a significant impact on the Company’s future operating results. The allocation process requires the use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Further, when impairment indicators are identified with respect to previously recorded intangible assets, the potential for impairment is determined using discounted future cash flow techniques. Significant management judgment is required in the forecasting of future operating results that are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write-downs of net intangible assets could occur. The Company periodically reviews the estimated remaining useful lives of its acquired intangible assets. A reduction in its estimate of remaining useful lives, if any, could result in increased amortization expense in future periods.
The Company tests goodwill for impairment annually and more frequently if events merit. The Company performs this fair-value based test in accordance with ASC 350 Intangibles — Goodwill and Other (“Intangibles — Goodwill and Other Topic”). Future goodwill impairment tests could result in a charge to earnings.
Deferred Rent
The Company is obligated under operating leases for the rental of office space. Minimum rents relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Revenue Recognition
The Company derives fees for software licenses, fees for maintenance and customer support (post-contract support or “PCS”), and fees for a range of professional services. Software license arrangements for the Company’s off-the-shelf software typically contain multiple elements, including the product license, PCS, and professional services. The Company records revenue in accordance with ASC 985-605 Software — Revenue Recognition (“Software — Revenue Recognition Topic”), with respect to certain transactions. The Company has established vendor specific objective evidence (“VSOE”) of fair value for professional services based on separate sales and for PCS based on consistent renewal rates. In multiple element arrangements when VSOE exists for all of the undelivered elements of the arrangement, but does not exist for the delivered elements in the arrangement, the Company recognizes revenues under the residual method. Under the residual method, at the outset of the arrangement with a customer, revenues are deferred for the fair value of the undelivered elements and revenues are recognized for the remainder of the arrangement fee attributed to the delivered elements (typically software licenses). In the event that VSOE for professional services does not exist, and this represents the only undelivered element, revenues for the entire arrangement are recognized ratably over the performance period of the professional services. In arrangements where a license is sold with PCS and professional services where VSOE for the professional services or the PCS does not exist, the entire arrangement fee is recognized ratably over the PCS term or the period of performance of the professional services, whichever is longer. In arrangements where a license is sold with just PCS and VSOE of fair value for PCS does not exist, revenues for the entire arrangement are recognized ratably over the performance period of the PCS. Revenues from PCS agreements not sold with other elements or where VSOE of fair value exists for the PCS are recognized on a straight-line basis over the life of the contract, which is typically twelve months.
The Company enters into software license, PCS and professional service agreements through direct sales to customers and through resellers and system integrators. PCS includes rights to receive unspecified software product updates and upgrades, maintenance releases and patches released during the term of the support period, and telephone access to technical support personnel and content. Professional services include installation and implementation of the Company’s software and customer training. Professional services are not essential to the functionality of the associated licensed software.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Revenue Recognition (Continued)
The Company typically uses a binding purchase order in conjunction with either a signed contract or reference on the purchase order to the terms and conditions of the Company’s shrink-wrap or end-user license agreement as evidence of an arrangement for the license fee. In circumstances where the customer does not issue purchase orders separately from a signed contract, the Company uses the signed contract as evidence of the arrangement. Sales through its significant resellers are evidenced by a master agreement governing the relationship.
Resellers and systems integrators purchase products for specific end users and do not hold inventory. Resellers and systems integrators perform functions that can include delivery to the end customer, installation or integration and post-sales service and support. For these sales, the associated revenue is recorded on a net basis as the reseller or system integrator is the principal in the transaction. In situations where system integrators merely refer a customer to the company and the company is the principal in the transaction, revenue is recognized on a gross basis. The agreements with these resellers and systems integrators have terms that are generally consistent with the standard terms and conditions for the sale of the Company’s products and services to end users.
License revenues include fees from the sale of software developed and licensed by the Company. Off-the-shelf software sold by the Company is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection is probable. The Company does not offer any rights of return or price protection either through direct or indirect sales. The Company’s payment terms for typical software sales require payment within three months. In certain sales in which customers make large-scale purchase and deployment of software, payment terms could extend beyond three months but in no case beyond twelve months. The Company considers all arrangements with payment terms extending beyond three months for typical software sales and beyond twelve months for sales involving large-scale deployment of software not to have fees that are fixed and determinable. The following are examples of situations where the Company determines the fee to not be fixed or determinable:
•	If a significant portion of the fee is due after the Company’s established payment terms, revenue recognition is deferred until payment has been received from the customer.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Revenue Recognition (Continued)
•	If a transaction is subject to customer acceptance provisions where delivery is uncertain, revenue recognition is deferred until evidence of the customer’s acceptance of the product is received.

•	If the price is subject to refund or forfeiture, concession or other adjustment, revenue recognition is deferred until these rights expire.
The Company assesses whether collection is reasonably assured based on a number of factors including the creditworthiness of the customer as determined by credit checks and analysis, past transaction history, geographic location and financial viability. If the determination is made at the time of the transaction that collection of the fee is not reasonably assured, then all of the related revenues are deferred until the time that collection becomes reasonably assured, which in some cases requires the collection of cash prior to recognition of the related revenues.
Professional services revenue includes consulting, implementation services, and training. Consulting and implementation services are generally sold on a time-and-materials basis. Professional services are generally separable from the other elements of the arrangement since the performance of the services is not essential to the functionality of any other element of the transaction (i.e., does not involve significant production, modification, or customization of the software or building complex interfaces) and are described in the contract such that the total price of the arrangement would vary as a result of the inclusion or exclusion of the services. Revenues for consulting and implementation services are recognized as the services are performed or as otherwise described above when part of a multiple element arrangement. Training services are sold on a per-day and per-student basis and are recognized upon completion of the training or similar to consulting and implementation services in multiple element arrangements.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Revenue Recognition (Continued)
Deferred revenue consists of fees for license, PCS and professional services revenue. Deferred license revenue generally relate to software sales where collectability was not probable at the outset of the arrangement. Deferred PCS and professional services revenue generally relate to payments made in advance of the time of delivery. Deferred revenue also includes revenue from multiple element arrangements where VSOE of fair value did not exist for one or more of the undelivered elements and the entire arrangement fee is being recognized ratably.
The Company presents taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on a net basis (excluded from revenues).
Concentrations of Credit Risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with financial institutions and its balances may exceed federally insured limits. Cash at foreign banks at December 31, 2010 amounted to $2,057,076. The Company’s accounts receivable are derived from revenues earned from customers located primarily in the United States and Western Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for potential credit losses. The Company uses estimates to determine the amount of the allowance for potential credit losses necessary to reduce accounts receivable to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates. The Company does not require collateral or other security from its customers. Uncollectible accounts receivable are charged to the allowance for doubtful accounts.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Concentrations of Credit Risk (Continued)
The following describes activity in the allowance for doubtful accounts for years ending December 31, 2010 and 2009.

	2010	2009
	(Unaudited)

Balance beginning of year	$152,262	$133,684
Additions charged to expenses	155,314	191,915
Deductions (1)	(213,885)	(173,337)

Balance end of the year	$93,691	$152,262

(1)	Uncollectable amounts written off, net of recoveries.
The Company’s revenues are derived from sales in North America, South America, Europe, Middle East, Asia, and Australia. A significant portion of the Company’s foreign sales are derived from the United Kingdom and have been classified independently from other foreign revenues. The Company has wholly owned subsidiaries in the United Kingdom, Germany, The Netherlands, Belgium and France. These subsidiaries are responsible for sales and distribution of the Company’s product in territories outside of the America’s.

	2010	2009	2008
	(Unaudited)

Revenues:
America’s	$51,858,555	$48,468,400	$50,902,895
United Kingdom	7,591,861	7,336,047	11,540,612
Rest of World	16,457,142	11,918,519	12,450,284

	$75,907,558	$67,722,966	$74,893,791

U.S. Federal government agencies, which are considered to be a single customer for accounting purposes, did not exceed 10% of the Company’s revenues during the years ended December 31, 2010, 2009 and 2008.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Concentrations of Credit Risk (Continued)
At December 31, 2010, no customer account balances exceeded 10% of net accounts receivable. At December 31, 2009, one customer accounted for 12% of net accounts receivable.
Impairment of Long-Lived Assets
Long-lived assets, excluding goodwill and indefinite-lived intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of similar risk.
Foreign Currency Translation
The functional currency of the Company’s foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect on the balance sheet dates.
Net foreign currency transaction (losses) gains of approximately $(917,000), $(20,000) and $196,000 for the years ended December 31, 2010, 2009 and 2008, respectively, are included in other expense.
Advertising Costs
All advertising costs are expensed as incurred. Advertising expense was $7,707, $13,075 and $100,373 in 2010, 2009 and 2008, respectively.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Research and Development Expenses
The Company expenses research and development expenses in the period in which these costs are incurred.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740 Income Taxes (“Income Taxes Topic”). Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry-forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized, a valuation allowance is established to reduce the Company’s deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company adopted the guidance on Accounting for Uncertainty in Income Taxes, on January 1, 2007, codified in ASC 740, Income Taxes. The interpretation prescribes recognition and measurement parameters for the financial statement recognition and measurement of tax positions taken or expected to be taken in the Company’s tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company did not have any unrecognized tax benefits as of the date of adoption and as of December 31, 2010 or 2009.
The Company files income tax returns in the U.S. federal jurisdiction and various state, local and foreign tax jurisdictions in which it has a subsidiary or branch operation. The tax years 2007 to 2010 remain open to examination by U.S., state and local tax authorities. The U.K. is the only significant foreign jurisdiction where the Company is subject to income taxes and the tax years 2005 to 2010 remain open to examination by the U.K. tax authorities. No U.S. federal, state, local or foreign tax returns are currently under examination.
The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2010.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Stock-Based Compensation
The Company follows the guidance in ASC 718 Compensation — Stock Compensation (“Compensation — Stock Compensation Topic”) which requires the recognition of expense, based on the estimated grant-date fair value of employee stock options. The Company recognized aggregate compensation expense of $440,803, $465,377, and $394,727 for the years ended December 31, 2010, 2009 and 2008, respectively. The Company uses the Black-Scholes option pricing model to estimate the fair value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. However, because the shares do not trade in the public market, the Company currently does not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share prices.
Rather than use the expected volatility of the Company’s own stock, the Company has identified similar public entities for which share price information is available and has considered the historical volatility of those entities’ share prices in estimating expected volatility.
The fair value of stock awards was estimated using the Black-Scholes option pricing model. The following are the weighted average assumptions and fair values used in valuing the stock options granted and a discussion of the Company’s assumptions:

	2010	2009	2008
	(Unaudited)

Risk-free interest rate	2.28%	1.99%	3.46%
Expected dividend rate	0.00%	0.00%	0.00%
Expected term (in years)	5.1	4.6	5.4
Expected volatility	43.4%	41.8%	43.2%
Fair value of stock option awards during the year	$0.24	$0.26	$0.45
Risk-free interest rate — This is the U.S. Treasury rate (with a term that most closely resembles the expected life of the option) for the month in which the option was granted.
Expected dividend rate — The Company has never declared or paid dividends and does not anticipate paying dividends in the foreseeable future.
Expected term — This is the period of time that the options granted are expected to remain outstanding. This estimate is derived from the average of the expected terms used by a peer group of companies due to the lack of historical data for the Company.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Stock-Based Compensation (Continued)
Expected volatility — Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As previously discussed, the Company has calculated volatility based on peer group historical volatility which includes the historical volatility of companies that are similar in revenue size, are in the same industry or are competitors.
The grant date aggregate fair value of options, net of estimated forfeitures, not yet recognized as expense as of December 31, 2010 was $680,129, which will be recognized over a weighted-average period of 1.7 years. To the extent the actual forfeiture rate is different from what the Company has anticipated; stock based compensation related to these awards will differ from the Company’s expectations.
Compensation cost is included in the accompanying consolidated statement of operations as follows for each of the years presented:

	December 31,
	2010	2009	2008
	(Unaudited)
Cost of revenues
Maintenance and support	$4,807	$7,053	$5,900
Professional services	9,032	16,397	15,118

Total stock-based compensation expense included in cost of revenues	13,839	23,450	21,018

Operating expenses
Research and development	61,952	67,760	54,367
Sales and marketing	197,176	214,157	179,119
General and administrative	167,836	160,010	140,223

Total stock-based compensation expense	$440,803	$465,377	$394,727

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Comprehensive (Loss) Income
The Company reports comprehensive (loss) income in accordance with ASC 220 Comprehensive Income (“Comprehensive Income Topic”). Comprehensive (loss) income includes certain unrealized gains and losses that are recorded as a component of stockholders’ equity and excluded from the determination of net income. The Company’s accumulated other comprehensive loss consists of cumulative currency translation adjustments resulting from the translation of the financial statements of its foreign subsidiaries and the effects of foreign currency changes to the deferred tax asset.
Litigation Reserves
The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which it has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. The Company expenses professional fees associated with litigation claims and assessments as incurred.
Recent Accounting Pronouncements
Recently Issued Accounting Standards — Not Yet Adopted
In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)”. This ASU provides guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This ASU is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is in the process of evaluating the impact the amendments to ASC 350 will have on its consolidated finance statements.
In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)”. This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will apply ASU 2010-28 on its future acquisitions, if any.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. Significant Accounting Policies (Continued)
Recently Adopted Accounting Standards
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”) to amend topic ASC 820 “Fair Value Measurements and Disclosures,” by improving disclosure requirements in order to increase transparency in financial reporting. ASU 2010-06 requires that an entity disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfers. Furthermore, an entity should present information about purchases, sales, issuances, and settlements for Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosures for the level of disaggregation and disclosures about input and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements for the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. On January 1, 2010, the Company adopted the disclosure amendments in ASU 2010-06, except for the amendments to Level 3 fair value measurements as described above. The adoption of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements, as the Company had no transfers in between categories.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
3. Property and Equipment
Property and equipment consists of the following:

	Years ended December 31,
	2010	2009
	(Unaudited)
Computer equipment	$2,417,673	$2,572,657
Office furniture and equipment	427,772	520,399
Equipment under capital lease	1,773,132	1,337,874
Leasehold improvements	1,229,186	1,214,275

	5,847,763	5,645,205
Accumulated depreciation	(3,638,572)	(3,175,435)

	$2,209,191	$2,469,770

Depreciation for the years ended December 31, 2010, 2009 and 2008, was $1,294,000, $1,129,000 and $1,192,000, respectively.
4. Acquired Intangible Assets
Acquired intangible assets consisted of the following:

	Weighted-
	Average	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	in Years	Amount	Amortization	Amount

December 31, 2010 (Unaudited):
Customer relationships	4.4	$10,184,000	$(9,052,000)	$1,132,000
Acquired technology	5.3	18,207,000	(14,131,000)	4,076,000
Backlog	3.4	692,000	(685,284)	6,716

December 31, 2009:
Customer relationships	4.4	$10,184,000	$(6,776,000)	$3,408,000
Acquired technology	5.3	18,207,000	(11,401,000)	6,806,000
Backlog	3.4	692,000	(672,864)	19,136

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
4. Acquired Intangible Assets (Continued)
As of December 31, 2010, future estimated amortization costs per year for the Company’s existing intangible assets other than goodwill are follows:

Amortization
Years ending December 31,	Expense
(Unaudited)
2011	$2,594,404
2012	1,261,312
2013	929,000
2014	430,000

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
5. Notes Payable

	December 31,
	2010	2009
	(Unaudited)
Note payable issued to the landlord in February 2006 to fund leasehold improvements. The note is being repaid monthly in installments of principal and interest through March 1, 2016. The note accrues interest at 9%.	$57,589	$65,971

Note payable issued to a vendor in December 2008 to fund the implementation of accounting software. The note is being repaid monthly in installments of principal through December 2011. The note accrues interest at 0%.	49,168	107,276

	106,757	173,247
Less current portion	(58,336)	(62,020)

	$48,421	$111,227

Aggregate maturities as of December 31, 2010 of the Company’s long-term debt for the years ending December 31 are as follows:

Years	Amount
(Unaudited)
2012	10,028
2013	10,969
2014	11,997
2015	13,123
Thereafter	2,304
6. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:

	December 31,
	2010	2009
	(Unaudited)
Accounts payable	$3,134,172	$3,862,137
Accrued expenses	2,270,362	2,051,977
Accrued commissions	3,084,891	2,016,467
Other accrued compensation and related expenses	2,239,153	587,903

	$10,728,578	$8,518,484

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
7. Preferred Stock
Series AA Redeemable Convertible Preferred Stock
On July 31, 2007, the Company amended and restated its articles of incorporation changing certain rights and preferences of the Series AA. Primarily, the amendment added a redemption provision making the Series AA redeemable at the option of the holders. There were 56,000,339 shares of Series AA shares issued and outstanding at the time of the amendment and restatement to the Company’s articles of incorporation. The Series AA ranks junior to the Series CC Redeemable Convertible Preferred Stock (“Series CC”) and senior to the common stock with respect to dividend and liquidation rights, has a stated value of $1.38572 per share, and has the following rights and provisions.
The Series AA holders continue to be entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company, at a cumulative rate of 8% of stated value per annum. Dividends will accrue monthly and be cumulative from the date of issuance of the Series AA whether or not the dividends are authorized or declared, whether or not funds are legally available for payment and whether or not the Company has earnings. As part of the amendment and restatement of the articles of incorporation on July 31, 2007, dividends shall be deemed to have accrued beginning January 1, 2006 with respect to all prior issuances of Series AA. At December 31, 2010, the Company had accrued dividends on the Series AA totaling $29,847,671. The dividends are reflected in the accompanying financial statements since the Series AA is redeemable at its stated value plus cumulative dividends.
Also on September 1, 2009, the Company issued 785,741 shares of Series AA for Restricted Stock Units which became issuable as further described in Note 12.
As further discussed in Note 17, Subsequent Events, the Company was acquired by Opentext Corporation on February 18, 2011. Each share of Series AA and CC Preferred Stock outstanding on the date of acquisition was converted to Common Stock on a one-to-one basis and acquired by Opentext.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
7. Preferred Stock (Continued)
Series AA Redeemable Convertible Preferred Stock (Continued)
Upon any liquidation, as defined in the Company’s articles of incorporation, but before any payment to holders of other classes of stock, the Series AA holders are entitled to receive an amount per share equal to the greater of (i) the Series AA stated value plus the amount of any accrued and unpaid dividends (whether or not declared) on such share of Series AA; or (ii) the amount per share of Series AA the holders would be entitled to receive if all shares of Preferred Stock were converted into shares of common stock. The redemption value per share as of December 31, 2010 was $1.90.
Each share of Series AA has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stockholders.
The Series AA is convertible into common stock on a one-to-one basis at any time. There is no conversion discount (no beneficial conversion feature). The conversion price is subject to adjustment based on the effects of dilution.
At any time after the fifth anniversary of the Series CC original issue date and upon written request of the holders of more than 66% of the then outstanding shares of Series AA, the Company shall redeem from the holders all of the then issued and outstanding shares of Series AA at the redemption price. The redemption price per share is equal to the Series AA liquidation preference per share as of the redemption date. As the Series AA is redeemable for cash outside the control of the issuer at a certain future date, the security will be presented in the financial statements in mezzanine equity and carried at redemption value.
Series CC Redeemable Convertible Preferred Stock
In July and August of 2007, the Company issued 18,834,583 of Series CC to new and certain existing investors for total cash proceeds of $29,984,656, or $1.592 per share.
The Series CC ranks senior to the Series AA and common stock for dividend and liquidation rights and has a stated value of $1.592 per share.
The Series CC holders are entitled to receive dividends when and if authorized by the Board of Directors and declared by the Company, at a cumulative rate of 8% per annum. Dividends will accrue monthly and be cumulative from the date of issuance of the Series CC whether or not the dividends are authorized or declared, whether or not funds are legally available for payment and whether or not the corporation has earnings. The Company accrued $8,187,967 of dividends as of December 31, 2010. The dividends are reflected in the accompanying financial statements since the Series CC is redeemable at its stated value plus cumulative dividends.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
7. Preferred Stock (Continued)
Series CC Redeemable Convertible Preferred Stock (Continued)
Upon any liquidation (as defined in the articles of incorporation), before any payment to holders of other classes of stock, the Series CC holders are entitled to receive an amount per share equal to the greater of (i) Series CC stated value plus the amount of any accrued and unpaid dividends (whether or not declared) on such share of Series CC; or (ii) the amount per share of Series CC the holders would be entitled to receive if all shares of Preferred Stock were converted into shares of common stock. The redemption value per share as of December 31, 2010 was $2.02.
Each share of Series CC has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stockholders.
The Series CC is convertible to common stock on a one-to-one basis at any time. There is no conversion discount (no beneficial conversion feature). The conversion price is subject to adjustment based on the effects of dilution.
At any time after the fifth (5th) anniversary of the Series CC original issue date and upon written request of any holder of Series CC, the Company shall redeem from such holder all of the issued and outstanding shares of Series CC held by such holder at the redemption price. The redemption price per share is equal to the Series CC liquidation preference per share as of the redemption date. As the Series CC is redeemable for cash outside the control of the issuer at a certain future date, the security will be presented in the financial statements in mezzanine equity and carried at redemption value.
Issuance costs incurred of $177,966 will be amortized (accreted) over 5 years using the straight line method.
8. Stock Purchase Warrants
At December 31, 2010, the Company has outstanding warrants summarized as follows:

Number		Exercise
of Shares	Class	Price	Expiration Date

39,155	Common	1.28	March 2012

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
9. Shares Reserved for Future Issuance
At December 31, 2010, the Company has reserved shares of common stock for future issuance as follows:

Conversion of Series AA (Unaudited)	58,288,994
Conversion of Series CC (Unaudited)	18,844,221
Exercise of common stock purchase warrants (Unaudited)	39,155
Exercise of stock options (Unaudited)	11,750,620
Stock options reserved by the Board of Directors	—

88,922,990

10. Stock Option Plan
Equity Incentive Plans
In 2004, the Company adopted the Metastorm Inc. 2004 Omnibus Stock Plan (the “2004 Plan”). Prior to adoption of the 2004 Plan, the Company issued options under the 1999 Equity Incentive Plan (the “1999 Plan”). On September 15, 2004, the Company completed an equity recapitalization in which all issued and outstanding common stock, options to purchase common stock and preferred stock outstanding at the date of the recapitalization were converted to Series AA. As a result of the recapitalization all options for common stock outstanding under the 1999 Plan were converted to options to purchase Series AA for an exercise price substantially higher than the fair value of the Series AA at the date of the conversion. Options outstanding to purchase Series AA were approximately 40,000 as of December 31, 2010 and 2009, with a weighted average exercise price of $65.00 and $64.12 per share, respectively. No options have been granted under the 1999 Plan since adoption of the 2004 Plan.
The 2004 Plan is administered by the Compensation Committee of the Board of Directors. The 2004 Plan provides for the granting of qualified and nonqualified stock options to purchase an aggregate of up to 12,770,232 shares of common stock to eligible employees, officers, and directors of the Company. The options generally vest ratably over a service period of four years and have a ten year contractual life.
At December 31, 2010, the Company had issued options for common stock above the amount authorized in the 2004 Plan by 226,862 shares. In January 2011, the Company amended the 2004 Plan increasing the authorized amount by 600,000 shares.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
10. Stock Option Plan (Continued)
Equity Incentive Plans (Continued)
The following table summarizes the activity of the 2004 Plan:

				Weighted
			Weighted	Average
		Range of	Average	Remaining
	Number	Exercise	Exercise	Contractual
	of Shares	Prices	Prices	Life

Outstanding at January 1, 2008	8,212,500	0.28 – 0.46	0.35
Granted	1,451,667	1.09	1.09
Exercised	(1,132,380)	0.28 – 0.46	0.29
Forfeited	(127,500)	0.28 – 0.46	0.45

Outstanding at December 31, 2008	8,404,287	0.28 – 1.09	0.48
Granted	248,000	0.63	0.63
Exercised	(18,750)	0.46	0.46
Forfeited	(512,500)	0.28 – 1.09	0.44

Outstanding at December 31, 2009	8,121,037	0.28 – 1.09	0.49
Granted (Unaudited)	3,964,000	0.59 – 0.60	0.60
Exercised (Unaudited)	(17,219)	0.46	0.46
Forfeited (Unaudited)	(317,198)	0.28 – 1.09	0.52

Outstanding at December 31, 2010 (Unaudited)	11,750,620	0.28 – 1.09	0.52	7.03

Exercisable at December 31, 2010 (Unaudited)	7,113,730	0.28 – 1.09	0.45	5.84

Vested and expected to vest at December 31, 2010 (Unaudited)	11,147,824	0.28 – 1.09	0.51	6.17

The weighted average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $0.24, $0.26 and $0.45, respectively.
Total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $2,411 and $3,938, respectively.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
10. Stock Option Plan (Continued)
Restricted Stock Units
In September 2004, the Company awarded to certain named executive officers 1,443,780 Restricted Stock Units (“Units”). Each Unit entitles the grantee to the issuance of one share of Series AA Convertible Preferred Stock of the Company (a Share). The Units vested 50% immediately and 50% ratably over eight consecutive calendar quarters from the grant date. The shares of stock underlying the fully vested units are not issuable until the earlier of (i) September 1, 2009 or (ii) the date of a change in control. The Units were valued on the measurement date (grant date) based on the fair value of the Series AA Convertible Preferred Stock. The total value of the Units was determined to be $2,000,674, which was amortized as stock compensation expense over the vesting period of such Units.
On the date of issue of Series AA for the Units, the Company withheld 658,039 shares of Series AA at a price of $1.46 per share to satisfy tax obligations of the restricted stock unit holders. The price per share was determined by an independent appraisal.
11. Income Taxes
The provision for income taxes consists of the following for the years ended December 31:

	2010	2009	2008

Federal	$244,805	$343,577	$343,577
State and local	838	71,267	64,275
Foreign	1,107,450	(2,721,854)	(558,381)

Total income tax expense (benefit)	$1,353,093	$(2,307,010)	$(150,529)

Current	$204,261	$114,046	$17,989
Deferred	1,148,832	(2,421,056)	(168,518)

Total income tax expense (benefit)	$1,353,093	$(2,307,010)	$(150,529)

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. Income Taxes (Continued)
The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2010	2009

Net operating loss carry-forward	$16,553,145	$15,761,803
Deferred stock compensation	516,398	379,499
Accrued expenses and deferred revenue	1,093,899	2,076,720
Amortization of intangible assets and goodwill	7,994,224	6,288,168
Provision for bad debts	12,349	21,459
Depreciation	278,510	250,951
AMT credit	—	98,772
Capital loss carryover	—	34,153
R&D credit carryover	85,246	85,246
Other	(117,974)	(129,637)

Total deferred tax assets	26,415,797	24,867,134

Valuation allowance for deferred assets	(15,342,067)	(12,853,481)

Net deferred tax assets	11,073,730	12,013,653

Deferred tax liabilities
Prepaid expenses	338,491	349,616
Goodwill	1,983,122	1,605,679
Basis difference for intangibles on acquisitions	7,616,041	7,616,041

Total deferred tax liabilities	9,937,654	9,571,336

Net deferred tax asset	$1,136,076	$2,442,317

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. Income Taxes (Continued)
The change in the valuation allowance for deferred assets during the years ended December 31, 2010 and 2009 was as follows:

	December 31,
	2010	2009

Balance at beginning of year	$(12,853,481)	$(12,304,866)
Decrease due to release of valuation allowance in Metastorm Ltd.	—	2,734,392
Increase due to operations	(2,488,586)	(3,283,007)

Balance at end of year	$(15,342,067)	$(12,853,481)

The change in the valuation allowance due to fluctuations in foreign currency exchange rates is included in reductions due to operations.
At December 31, 2010, the Company had a net operating loss carry forward for U.S. federal and state income tax purposes of approximately $31 million which will begin to expire in 2020. The tax benefit of approximately $1.4 million of net operating loss carry forwards related to stock option exercises will be credited to equity when the benefit is realized. At December 31, 2010, the Company had a net operating loss carry forward for U.K. income tax purposes of approximately $15 million that may be carried forward indefinitely to offset future U.K. taxable income. The utilization of a portion of the U.S. net operating loss carry forwards will be subject to an annual limitation due to prior changes in ownership. Additionally, despite the net operating loss carry forwards, the Company may have a future U.S. tax liability due to alternative minimum tax or state tax requirements. At December 31, 2010, the Company also had net operating loss carry forwards in The Netherlands, Belgium, France, Australia, and Hong Kong aggregating approximately $2 million.
A valuation allowance has been recorded against the Company’s U.S., Netherlands, Belgium, France, Australia, and Hong Kong primarily due to the inability to predict future taxable income. The Company has considered all available evidence, including its historical levels of taxable income, the future reversal of existing temporary differences and estimated future taxable income in determining the need for a valuation allowance.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. Income Taxes (Continued)
At December 31, 2009, Metastorm Ltd, a U.K. subsidiary of Metastorm Inc., released $9.8 million of valuation allowance previously recorded against its deferred tax assets, resulting in the recognition of $2.7 million of deferred tax benefit. In accordance with the Income Taxes Topic, future realization of a tax benefit depends on the existence of sufficient taxable income of the appropriate character within the carry-back/carry-forward period available under the tax law. The weight given to the potential effects of negative and positive evidence is commensurate with the extent to which it can be objectively verified. The Company believes that sufficient positive evidence still exists in both quality and quantity to carry the continuing deferred tax benefit without a valuation allowance.
A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory tax rate to the net losses is as follows:

	December 31,
	2010	2009	2008
	(Unaudited)

Tax benefit at U.S. statutory rate	$(2,220,831)	$(2,813,886)	$(4,196,424)
Effect of permanent differences	979,011	(67,451)	586,793
State income benefits, net of federal effect	(262,960)	(272,478)	(645,123)
Foreign income tax rates different from U.S. statutory rate	9,230	45,407	(105,666)
Other reconciling items	209,002	(67,574)	(131)
Change in valuation allowance	2,639,641	868,972	4,210,022

	$1,353,093	$(2,307,010)	$(150,529)

Other reconciling items relate primarily to prior year tax provision to tax return differences that were recorded in the current year.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
12. Leases
The Company leases office space and certain office equipment under noncancelable operating lease agreements that expire through February 2018. Future minimum rental commitments for the years ending December 31 are as follows:

Years	Amount
(Unaudited)
2011	$2,010,626
2012	1,664,362
2013	1,239,693
2014	643,955
2015	655,672
Thereafter	532,636
Rent expense under all operating leases for the years ended December 31, 2010, 2009 and 2008 was $2,017,142, $2,157,302 and $1,990,148, respectively. The rent expense for the years ended December 31, 2010, 2009 and 2008 includes sublease income of $0, $16,200 and $97,200, respectively.
The Company also leases office furniture, equipment and computer equipment under noncancelable capital leases that expire through April 2012. Amortization expense associated with the capital leases is combined with depreciation expense of fixed assets. Future minimum capital lease payments for the years ending December 31 are as follows:

Years	Amount
(Unaudited)
2011	$401,989
2012	319,470
2013	209,207
2014	36,866

Future minimum payments	967,532

Less:
Amounts representing interest	80,907
Amounts representing taxes	54,633
Current portion of capital leases	336,110

Long-term portion of capital leases	$495,882

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
13. Employee Defined Contribution Retirement Plans
The Company maintains a 401(k) benefit plan (the “Plan”) allowing eligible U.S.-based employees to contribute a portion of their annual compensation to the Plan, subject to an annual maximum amount as set periodically by the Internal Revenue Service. Under the Plan, eligible employees are allowed to contribute up to 100% of their annual compensation, subject to the IRS limitation. The Company matches contributions equal to 100% of employee 401(k) elective deferral contributions which are not over 3% of employee pay, plus 50% of employee 401(k) elective deferral contributions which are over 3% of employee pay, but not to exceed 5% of employee pay. The Company may also make a discretionary annual contribution based on a formula defined by the Plan. The Company has not made a discretionary contribution in any year. In 2010, 2009 and 2008, the Company contributed approximately $871,000, $826,000 and $880,000, respectively.
In April 2001, the Company established a defined contribution plan for employees based in the United Kingdom. All permanent employees can contribute to the plan up to certain limits based on age, as set by HM Revenue and Customs. The Company makes contributions to the plan on behalf of eligible employees at a maximum rate of 5% of their eligible salary. In 2010, 2009 and 2008, the Company contributed approximately $327,000, $512,000 and $499,000, respectively.
14. Related Party Transaction
At December 31, 2008, the Company owed $488,039 to a stockholder. The amount was payable in connection with an acquisition of a subsidiary owned by the Stockholder in October 2005, and was repaid in full in January 2009.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
15. Commitments and Contingencies
The Company is subject to legal actions arising in the ordinary course of business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would be material to the Company’s financial position or results of operations.
On August 17, 2007, JuxtaComm Technologies, Inc. filed a complaint against the Company and several other defendants in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of United States Patent No. 6,195,662, issued to JuxtaComm on February 27, 2001. The plaintiff alleged that the Metastorm BPM and Metastorm Enterprise software infringe the plaintiff’s patent either directly, contributorily or by the inducement of others to infringe. The plaintiff also alleged that predecessor and related products of Metastorm BPM and Metastorm Enterprise may also infringe the plaintiff’s patent.
On April 17, 2009, a settlement agreement was reached between JuxtaComm and the Company. The Company paid $1,250,000 to JuxtaComm in exchange for a dismissal of the claim against the Company by Juxtacomm and a perpetual royalty free worldwide license to the Juxtacomm Patents which were alleged to have been infringed upon by the Company. The settlement cost has been expensed in the accompanying consolidated statement of operations for the year ended December 31, 2009.
The Company licenses certain software components included in its product offering from third-party software vendors. The Company pays royalties to these vendors based on sales volume of the third- party products. At times, the Company will make royalty commitments to these vendors to cover a shortfall in committed sales volume. At December 31, 2010 and 2009, the Company had no minimum royalty commitments but has accrued $146,140 with respect to a prior minimum royalty commitment not previously met.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
16. Geographic and Segment Information
ASC 280 Segment Reporting (“Segment Reporting Topic”) establishes standards for reporting information about operating segments. Operating segments are defined a components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. The Company is organized geographically. While the chief executive officer evaluates results in a number of ways, the geographical management structure is the primary basis for which the allocation of resources and financial results are assessed.
Reportable segments are the Company’s Americas and International business units. Each business unit is engaged in licensing the Company’s software products, providing unspecified software products and maintenance releases and technical support, and assisting the Company’s customers in the implementation of the software products.
Segment margins only reflect the direct controllable expenses of each business unit and do not represent the actual margins because they do not contain an allocation of corporate and general and administrative expenses incurred in support of the business units. Additionally, the margins do not reflect the amortization in intangible assets, restructuring costs and stock based compensation.
The Company does not track its assets by operating segments. Consequently, it is not practical to show assets by operating segment.

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
16. Geographic and Segment Information (Continued)
Reportable segment data for the three years ending December 31 is a follows (in thousands):

	Americas			International			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues
Software licenses	$19,513	$15,765	$18,937	$8,615	$6,688	$9,138	$28,128	$22,453	$28,075
Professional services	15,085	15,773	18,705	3,799	2,710	4,604	18,884	18,483	23,309
Maintenance and support	19,476	18,739	15,884	9,419	8,048	7,626	28,895	26,787	23,510

Revenues	54,074	50,277	53,526	21,833	17,446	21,368	75,907	67,723	74,894

Cost of revenues
Software licenses	412	1,781	608	549	218	195	961	1,999	803
Professional services	13,045	13,158	15,238	4,167	2,513	3,842	17,212	15,671	19,080
Maintenance and support	1,510	1,362	1,889	647	500	105	2,157	1,862	1,994

Cost of revenues	14,967	16,301	17,735	5,363	3,231	4,142	20,330	19,532	21,877

Segment gross profit
Software licenses	19,101	13,984	18,329	8,066	6,470	8,943	27,167	20,454	27,272
Professional services	2,040	2,615	3,467	(368)	197	762	1,672	2,812	4,229
Maintenance and support	17,966	17,377	13,995	8,772	7,548	7,521	26,738	24,925	21,516

Segment gross profit	39,107	33,976	35,791	16,470	14,215	17,226	55,577	48,191	53,017

Operating expenses
Research and development	6,918	6,104	7,015	4,097	3,545	3,310	11,015	9,649	10,325
Sales and marketing	18,182	16,702	18,642	10,805	8,810	10,959	28,987	25,512	29,601

Operating expenses	25,100	22,806	25,657	14,902	12,355	14,269	40,002	35,161	39,926

Segment operating profit	$14,007	$11,170	$10,134	$1,568	$1,860	$2,957	$15,575	$13,030	$13,091

Metastorm Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
16. Geographic and Segment Information (Continued)
Reconciliation of operating segment margin to loss before provision for income taxes is as follows for the years ended December 31 (in thousands):

	2010	2009	2008

Total margin from operating segments	$15,575	$13,030	$13,091
Corporate and general and administrative expenses	(15,765)	(13,000)	(18,538)
Amortization of intangible assets	(5,017)	(6,134)	(6,812)
Stock-based compensation	(441)	(465)	(395)
Interest expense	(59)	(84)	(284)
Non-operating income (expense), net	(879)	(1,579)	604

Loss before provision for income taxes	$(6,586)	$(8,232)	$(12,334)

17. Subsequent Events
On February 2, 2011, OpenText Corporation (NASDAQ: OTEX, TSX: OTC) entered into an agreement and plan of merger to acquire the Company. Based on the terms of the agreement, the Company’s stockholders will receive $182 million in cash, subject to a customary indemnification holdback. The merger was complete on February 18, 2011.
On March 7, 2011, YYZ, LLC filed a civil suit against the Company alleging that the Company’s BPM ®, ProVision ® and MIM software products infringe US Patent Numbers 7,062,749 and 7,603,674. The Company has not yet been served with this suit. The Company intends to defend this matter vigorously. The Company has not accrued for any damages or settlement of this matter.